SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):      [X] Form 10-K [   ] Form 20-F [   ] Form 11-K
                  [   ] Form 10-Q [   ] Form N-SAR

For Period Ended: September 30, 2006
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[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transitional Period Ended:______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                           GOTTAPLAY INTERACTIVE, INC.
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                            Full Name of Registrant
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                                  Donobi, Inc.
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                           Former Name if Applicable

                           3226 ROSEDALE STREET #200
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           Address of Principal Executive Office (Street and Number)

                              GIG HARBOR, WA 98335
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                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         | (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         | (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gottaplay Interactive, Inc. (the "Company") is still awaiting its year-end audited financial statements from its independent auditors in order to prepare Form 10-KSB. The Company has been unable to receive this data in a timely manner without unreasonable effort and expenses. For the foregoing reason, the Company requires additional time in order to prepare and file its annual report on Form 10-KSB for the year ended September 30, 2006.

The Company does not expect significant changes in its results from operations and earnings from the corresponding period ended September 30, 2005.

                         (Attach Extra Sheets if Needed)


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             JOHN P. GORST                (253)              858-4145
             -------------                 ---               --------
                  (Name)                (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No
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

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                    GOTTAPLAY INTERACTIVE, INC.
          -----------------------------------------------------------
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  December 28, 2006                    By  /s/ John P. Gorst
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                                            John P. Gorst
                                            Chief Executive Officer